SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                ----------------

                     QWEST COMMUNICATIONS INTERNATIONAL INC.

     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
                                ----------------

    Options To Purchase Common Stock, $.01 Par Value, of Qwest Communications
                International Inc. Granted to Eligible Employees
                         (Title of Class of Securities)
                                ----------------

                                    749121109
                (CUSIP Number of Class of Underlying Securities)
                                ----------------

                                    Yash Rana
             Vice President, Qwest Communications International Inc.
                 1801 California Street, Denver, Colorado 80202
                                 (303) 992-1400
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons))
                              --------------------
                                    Copy to:
                            Steven L. Grossman, Esq.
                             O'Melveny & Myers, LLP
       1999 Avenue of the Stars, 7th Floor, Los Angeles, California 90067
                                 (310) 553-6700


                            CALCULATION OF FILING FEE
 =============================================================================
 Transaction Value(1)                    Amount of Filing Fee(2)

 -----------------------------------------------------------------------------
   $227,260,440                          $45,452
 =============================================================================

(1) Calculated solely for the purpose of determining the amount of the filing fee. The transaction value assumes that options to purchase 40,863,079 shares of Qwest Communications International Inc. Common Stock, par value $0.01 per share ("Common Stock"), having an aggregate value of $227,260,440 as of November 1, 2001, will be exchanged pursuant to this amended offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value. The filing fee was previously paid in connection with previous filings of this Schedule TO.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not Applicable       Filing Party:  Not Applicable
     Form or Registration No.:  Not Applicable     Date Filed:  Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]       third-party tender offer subject to Rule 14d-1.
        |X|       issuer tender offer subject to Rule 13e-4.
        [ ]       going-private transaction subject to Rule 13e-3.
        [ ]       amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer [ ].

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Qwest Communications International Inc. (the "Company") with the Securities and Exchange Commission relating to the offer by the Company to certain eligible employees to exchange certain outstanding options to purchase shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), for new non-qualified stock options to be granted by the Company under the Company's Equity Incentive Plan, all upon the terms and subject to the conditions set forth in the Amended and Restated Offer Circular, dated November 2, 2001, and in the related Election Form and Release Agreement, copies of which have been filed as Exhibits to the Tender Offer Statement.

    The filing of this Amendment No. 2 to the Tender Offer Statement shall not be construed as an admission by the Company that the offer described below constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 2.    SUBJECT COMPANY INFORMATION

    Item 2, subparagraph (b) of the Tender Offer Statement is hereby amended to add the following sentence:

                Effective as of November 14, 2001, the Company made available for use by eligible employees a new Election Form and Release Agreement (the "New Election Form"), which is filed herewith as Exhibit (a)(30) and is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

    Item 4, subparagraph (a) of the Tender Offer Statement is hereby amended to incorporate by reference the terms and conditions set forth in the New Election Form.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Item 6, subparagraph (b) of the Tender Offer Statement is hereby amended to incorporate by reference the terms and conditions set forth in the New Election Form.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 7, subparagraph (b) of the Tender Offer Statement is hereby amended to incorporate by reference the terms and conditions set forth in the New Election Form.

ITEM 10.   FINANCIAL STATEMENTS

    Item 10, subparagraph (a) of the Tender Offer Statement is hereby amended to incorporate by reference pages 1 to 15 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the SEC on November 14, 2001.

ITEM 12.   EXHIBITS

    Item 12 of the Tender Offer Statement is hereby amended to add the following
Exhibits:

       (a)(30)      Form of New Election Form and Release Agreement (November
                    14, 2001)

       (a)(31) Text of November 14, 2001 Communication to Employees Announcing Availability of New Election Form

       *(a)(32) The Company's Quarterly Report on Forms 10-Q for the quarter ended September 30, 2001, filed with the SEC on November 14, 2001 (incorporated herein by reference)

       ------------------------------------

       * Incorporated by reference

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Tender Offer Statement is true, complete and correct.

                                  QWEST COMMUNICATIONS INTERNATIONAL INC.

                                  By: /s/ Yash Rana
                                      -----------------------------------
                                      Yash Rana
                                      Vice President

                                  Date:  November 14, 2001

                                  EXHIBIT INDEX

  Exhibit
  Number                         Description of Document
-----------       -----------------------------------------------------------

 (a)(30)          Form of New Election Form and Release Agreement (November 14,
                  2001)
 (a)(31) Text of November 14, 2001 Communication to Employees Announcing Availability of New Election Form



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